United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Under the Securities and Exchange Act of 1934
Amendment No. 3

AMNET MORTGAGE, Inc.
Name of Issuer

Common Stock ($0.01)
Title of Class of Securities

03169A108
CUSIP Number

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525,   (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2005
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13 d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Howard Amster

2	If a member group		a)	 /X/
b)	/  /

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		89,900
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive	89,900

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned	89,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		1.2  %

14	Type of Reporting Person	IN


















1	Name of Reporting Person	Amster Limited Partnership

2	If a member group		a)	 /X/
					b)         /   /

3	SEC Use only

4	Source of Funds		OO

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned	0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0 %

14	Type of Reporting Person			PN


















1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	 /X/
					b)         /   /

3	SEC Use only

4	Source of Funds	WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned	0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0  %

14	Type of Reporting Person	CO



















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrust

2	If a member group		a)	 /X/
					b)         /  /

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned	0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0  %

14	Type of Reporting Person	CO
















1	Name of Reporting Person	Pleasant Lake Apts. Limited Partnership

2	If a member group		a)	 /X/
					b)         /   /

3	SEC Use only

4	Source of Funds		OO

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned	0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0  %

14	Type of Reporting Person	PN


















1	Name of Reporting Person	Ramat Securities Ltd.

2	If a member group		a)	 /X/
					b)         /   /

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned	0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0  %

14	Type of Reporting Person	BD


















There are no changes to the Schedule 13D, as amended except as set forth in this third amendment.

Item 2.		Identity and Background

For information purposes only:

Tamra F. Gould, a registered representative of Ramat Securities Ltd. is not an owner of Ramat Securities Ltd. and accordingly, has no shared voting, no dispositive power, no pecuniary interest in Registrant's common shares nor to any other securities owned by Ramat Securities Ltd. Ms. Gould disclaims being a member of this group. Ms. Gould owns 31,700 common shares of AMNET Mortgage, Inc. or 0.426 % of the Registrant's common shares with sole voting and dispositive power over her shares. Ramat Securities Ltd. has no voting, no dispositive power, nor pecuniary interest in Registrant's common shares nor to any other securities owned by Ms. Gould.


Item 4.		Purpose of Transaction

This 13D amendment number three is filed because:

Howard Amster, Amster Limited Partnership, Amster Trading
Company, Amster Trading Company Charitable Remainder
Unitrust, Pleasant Lake Apts. Partnership, Ramat Securities Ltd.
cease to be the beneficial owners of more than five percent of the common shares of AMNET MORTGAGE, Inc.

Amster Trading Company on 1/3/05 received a trust distribution in-kind of 19,900 shares of AMNET Mortgage Inc. common shares from the Amster Trading Company Charitable Unitrust reducing the unitrust holdings in AMNET Mortgage, Inc.
to zero.  As a result the unitrust no longer is a reporting person.


Howard Amster, Amster Limited Partnership, Amster Trading
Company, Amster Trading Company Charitable Remainder
Unitrust, Pleasant Lake Apts. Partnership, Ramat Securities Ltd.
may deemed to be a group.





There are no present plans or proposals by Howard Amster, Amster Limited Partnership, Amster Trading
Company, Amster Trading Company Charitable Remainder
Unitrust, Pleasant Lake Apt. Partnership, Ramat Securities Ltd.
as reported in this Schedule 13D Amendment 3 which relates to or would result in the following:

a.	The acquisition by Howard Amster, Amster Ltd. Partnership
Amster Trading Company, Amster Trading Company Charitable
Remainder Unitrust, Pleasant Lake Apt. Partnership,
Ramat Securities Ltd., of additional securities of the Issuer or the disposition of securities of the Issuer, however, Howard Amster, Amster Limited Partnership, Amster Trading
Company, Amster Trading Company Charitable Remainder
Unitrust, Pleasant Lake Apt. Partnership, Ramat Securities Ltd. might acquire additional shares or other securities of the Issuer or dispose of some or all of their shares or other securities of the Issuer depending upon market conditions and their respective personal circumstances;


Item 5.		Interest in Securities of the Issuer

The outstanding common shares of the Issuer is 7,433,407 shares.
Refer to 10-Q for quarterly period ending June 30,2005


(a)(b)	The aggregate amount owned by the Reporting Persons is
89,900 shares or 1.2 % of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 89,900 shares or 1.2 % of the outstanding shares.


c)	Description of Transactions

All transactions were open market transactions with Bear, Stearns Securities as the executing broker.










Identity	Date			Shares	 Price
Howard	08/04/05	Sold	    6,800	10.299
Amster		09/14/05	Sold	163,100	10.1287
		09/14/05	Sold	248,175	10.0865

Amster Ltd.	03/28/05	Sold	    3,600	  8.95
Partnership

Amster		01/3/05	Buy	  19,900	PIK receipt of
Trading						distribution
Company	09/14/05	Sold	  31,500	10.0865

Amster		01/03/05	Sold	  19,900	PIK distribution
Trading
Charitable
Remainder
Unitrust

Pleasant 	09/14/05	Sold	      400	10.1287
Lake Apts.
Ltd. Partnership

Ramat 		09/14/05	Sold	125,000	10.1287
Securities
Ltd.



e)	Howard Amster, Amster Limited Partnership, Amster Trading
Company, Amster Trading Company Charitable Remainder
Unitrust, Pleasant Lake Apts. Partnership, Ramat Securities Ltd.
cease to be the beneficial owners of more than five percent of the common shares of AMNET MORTGAGE, Inc. on September 14, 2005.








Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:		September 14, 2005



/s/
Howard Amster


/s/
Amster Lt. Partnership
By:	Howard Amster
Title:	General Partner


/s/
Amster Trading Company
By:	Howard Amster
Title:	President


/s/
Amster Trading Company
Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee


/s/
Pleasant Lake Apt. Ltd. Partnership
By:	Howard Amster, President
	Pleasant Lake Apts. Corp.,
Title:	General Partner


/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal